UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 13)

                    Under the Securities Exchange Act of 1934

                          BALDWIN PIANO & ORGAN COMPANY
                          -----------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    058246109
                                 --------------
                                 (CUSIP NUMBER)

Kenneth W. Pavia, Sr.                                    Charles Powers
Bolero Investment Group, L.P.                            Florence Partners, Inc.
Ingraham Building                                        2419 Sumter St. Ext.
25 S.E. 2nd Avenue, Suite 720                            Florence, SC  29502
Miami, Florida  33131                                    (803) 660-1941
(305) 371-5200

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 26, 1999
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        KENNETH W. PAVIA, SR.
--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3                       SEC USE ONLY
--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        AF, PF
--------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 386,669 SHARES OF COMMON STOCK
WITH
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      386,669 SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        386,669 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES (  )
--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        11.2%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        BOLERO INVESTMENT GROUP, L.P.
--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3                       SEC USE ONLY
--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        AF, WC
--------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 294,760 SHARES OF COMMON STOCK
WITH
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      294,760 SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        294,760 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES (  )
--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.5%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        FHI, INC.
--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3                       SEC USE ONLY
--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEVADA
--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 51,000 SHARES OF COMMON STOCK
WITH
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      51,000 SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        51,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES (  )
--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.5%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        FLORENCE PARTNERS INC.
--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3                       SEC USE ONLY
--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        SOUTH CAROLINA
--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 40,909 SHARES OF COMMON STOCK
WITH
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      40,909 SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        40,909 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES (  )
--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.2%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        CHARLES POWERS
--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3                       SEC USE ONLY
--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        AF, PF
--------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 40,909 SHARES OF COMMON STOCK
WITH
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      40,909 SHARES OF COMMON STOCK
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        40,909 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES  (  )
--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.2%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
--------------------------------------------------------------------------------

This Amendment No. 13 to the Schedule 13D is being filed on behalf of the undersigned Reporting Person to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 8, 1996, as amended (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since the date of Amendment No. 12 to the Schedule 13D, Bolero has acquired 46,600 Shares which were purchased for an aggregate purchase price (excluding commissions) of $424,060 which amount was provided from its working capital.

Since the date of Amendment No. 12 to the Schedule 13D, Florence Partners has acquired 7,909 Shares which were purchased for an aggregate purchase price (excluding commissions) of $71,971.90, which amount was provided from its working capital.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

(a)-(b) As of the close of the business day on August 31, 1999, Bolero directly owned in the aggregate 294,760 Shares, which represent approximately 8.5% of the 3,453,000 outstanding as of August 5, 1999, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

As of the close of the business day on August 31, 1999, Florence Partners directly owned in the aggregate 40,909 Shares, which represent approximately 1.2 % of the Outstanding Shares. Florence Partners has the sole power to vote or direct to vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

As of the close of business on August 31, 1999, FHI directly owned in the aggregate 51,000 Shares, which represent approximately 1.5 % of the Outstanding Shares. FHI has the sole power to vote, or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

As of the close of business on August 31, 1999, Mr. Powers did not hold any shares directly. As the sole director, executive officer and shareholder of Florence Partners, Mr. Powers may be deemed to beneficially own the Shares held by Florence Partners. As a limited partner in Bolero, Mr. Powers has no right to vote or to dispose of any shares held by Bolero, and therefore does not beneficially own the Shares held by Bolero.

As of the close of business on August 31, 1999, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI. As managing director of Florence Partners, Mr. Pavia may be deemed to beneficially own the Shares held by Florence Partners.

By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these entities may be deemed to own all the Shares beneficially owned by Bolero, Mr. Pavia, FHI, Florence Partners and Mr. Powers. Mr. Powers and Florence Partners do not affirm the existence of such a group and disclaim beneficial ownership of shares of Common Stock beneficially owned by Bolero, Mr. Pavia , and FHI. Bolero, Mr. Pavia and FHI also do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Florence Partners and Mr. Powers.

(c) Within the past sixty days, Bolero has purchased 28,300 Shares through the open market purchases in the following transactions, all of which were in the over-the-counter market:

 DATE                  NUMBER OF SHARES          PRICE PER SHARE
 ----                  ----------------          ---------------
7/14/99                    1,000                     $7.56
7/14/99                    1,000                     $7.56
7/14/99                    1,000                     $7.56
7/14/99                    500                       $7.56
7/21/99                    1,000                     $7.56
7/21/99                    1,000                     $7.56
7/22/99                    500                       $8.04
7/22/99                    500                       $8.29
7/22/99                    500                       $8.47
7/22/99                    1,000                     $7.56
7/22/99                    1,000                     $7.56
7/23/99                    600                       $8.04
7/23/99                    300                       $8.04
7/23/99                    200                       $8.04
7/23/99                    100                       $8.04
8/04/99                    500                       $8.72
8/05/99                    500                       $8.54
8/06/99                    500                       $9.04
8/06/99                    500                       $9.10
8/09/99                    200                       $9.16
8/10/99                    200                       $8.79
8/10/99                    200                       $8.79
8/11/99                    500                       $8.54
8/11/99                    200                       $8.97

8/11/99                    100                       $8.79
8/12/99                    200                       $8.54
8/13/99                    200                       $7.41
8/13/99                    200                       $7.41
8/13/99                    200                       $7.79
8/13/99                    200                       $8.04
8/13/99                    200                       $7.41
8/13/99                    200                       $7.41
8/13/99                    200                       $7.66
8/13/99                    200                       $8.04
8/13/99                    200                       $8.04
8/13/99                    200                       $8.04
8/13/99                    200                       $8.04
8/13/99                    200                       $8.54
8/13/99                    1,000                     $7.81
8/16/99                    1,000                     $8.06
8/17/99                    500                       $7.87
8/17/99                    500                       $8.12
8/17/99                    200                       $8.12
8/18/99                    200                       $8.25
8/18/99                    200                       $8.25
8/18/99                    2,000                     $7.50
8/18/99                    2,000                     $7.75
8/19/99                    200                       $7.55
8/19/99                    200                       $7.55
8/19/99                    200                       $7.68
8/19/99                    200                       $7.68
8/19/99                    200                       $7.68
8/19/99                    200                       $7.80
8/19/99                    200                       $8.55
8/19/99                    200                       $8.55
8/19/99                    200                       $8.93
8/19/99                    100                       $8.86
8/19/99                    100                       $9.18
8/20/99                    200                       $8.83
8/20/99                    100                       $9.08
8/24/99                    100                       $8.75
8/26/99                    100                       $8.75
8/26/99                    1,000                     $7.18
8/26/99                    1,000                     $7.31

**Excluding Commissions

Within the past 60 days, Florence Partners has purchased 5,600 Shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

 DATE                NUMBER OF SHARES           PRICE PER SHARE
 ----                ----------------           ---------------
7/08/99                    200                       $7.75
7/08/99                    200                       $7.75
7/08/99                    100                       $7.625
7/08/99                    100                       $7.625
7/08/99                    100                       $7.50
7/08/99                    100                       $8.00
7/08/99                    100                       $8.00
7/14/99                    1,000                     $7.25
7/14/99                    1,000                     $7.50
7/15/99                    100                       $7.50
7/16/99                    200                       $7.50
7/16/99                    100                       $7.875
7/21/99                    300                       $7.50
7/21/99                    200                       $7.50
7/22/99                    500                       $7.50
7/23/99                    100                       $8.00
7/28/99                    200                       $8.50
8/05/99                    500                       $8.50
8/06/99                    200                       $9.00
8/10/99                    100                       $8.43
8/12/99                    100                       $8.75
8/19/99                    100                       $8.00

** Excluding Commissions

Except as set forth in this Item 5(a)-(b), each of the persons named in this
Item 5(a)-(b) disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5 (a)-(b).

Except as set forth herein, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement (incorporated by reference to Amendment No. 6 to the Schedule 13D)

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               Bolero Investment Group, L.P.
                                               By: /S/ KENNETH W. PAVIA SR.
                                                   ------------------------
                                               Name: Kenneth W. Pavia Sr.
                                               Its: General Partner

                                               /S/ KENNETH W. PAVIA SR.
                                               ------------------------
                                               Kenneth W. Pavia Sr.
                                               Bolero Investment Group

                                               FHI, Inc.
                                               By: /S/ KENNETH W. PAVIA SR.
                                                   ------------------------
                                               Name: Kenneth W. Pavia
                                               Its: President

                                               Florence Partners Inc.
                                               By: /S/ CHARLES POWERS
                                                   ------------------
                                               Name: Charles Powers
                                               Its: President

                                               /S/ CHARLES POWERS
                                               ------------------
                                               Charles Powers